Exhibit 99.15

YIT Corporation's unaudited interim financial report for the three-month period ended March 31, 2017 Notice to Lemminkäinen Shareholders in the United States The YIT shares to be issued in connection with the merger have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and are being issued in reliance on the exemption from registration set forth in Rule 802 under the Securities Act. YIT and Lemminkäinen are Finnish companies and the issuance of YIT shares will be subject to procedural and disclosure requirements in Finland that may be different from those of the United States. Any financial statements or other financial information included in this document may have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. It may be difficult for U.S. shareholders of Lemminkäinen to enforce their rights and any claims they may have arising under U.S. federal securities laws in connection with the merger, since YIT and Lemminkäinen are located in non-U.S. jurisdictions, and some or all of YIT’s and Lemminkäinen’s officers and directors may be residents of countries other than the United States. As a result, U.S. shareholders of Lemminkäinen may not be able to sue YIT or Lemminkäinen or their respective officers and directors in a court in Finland for violations of U.S. federal securities laws. Further, it may be difficult to compel YIT or Lemminkäinen to subject themselves to the jurisdiction or judgment of a U.S. court. Lemminkäinen’s shareholders should be aware that YIT may purchase Lemminkäinen’s shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed merger.

Interim Report 1–3/2017 1 | Interim Report January 1 – March 31, 2017 |

Interim Report January 1 – March 31, 2017: Result improved, strong cash flow Unless otherwise noted, the figures in brackets refer to the corresponding period in the previous year and are of the same unit. Segment reporting, POC Residential projects for consumers recognised as income in line with sales and construction1 January–March Revenue increased by 32% to EUR 479.2 million (362.4). Adjusted operating profit amounted to EUR 16.7 million (12.1) and adjusted operating profit margin was 3.5% (3.3). In the review period, there were no adjustments. Order backlog remained stable at the level of the end of December and amounted to EUR 2,618.3 million (12/2016: 2,613.1). Operating cash flow after investments amounted to EUR 40.8 million (-25.1). Group reporting, IFRS Residential projects for consumers recognised as income upon completion1 January–March Revenue increased by 34% to EUR 452.2 million (337.6). Operating profit amounted to EUR 4.7 million (6.7) and operating profit margin was 1.0% (2.0). 1In segment reporting, the revenue and profit are recognised by multiplying the percentage of completion by the percentage of sale, i.e. according to the percentage of completion method, which does not fully comply with the Group’s IFRS accounting principles. According to the Group’s IFRS accounting principles, revenue from residential projects for consumers is recognised upon completion. Furthermore, in Group reporting, part of the interest expenses are capitalised according to the IAS 23 standard, which causes differences in operating profit and financial expenses between segment reporting and Group reporting. 2 Due to the new guidelines from the European Securities and Market Authority concerning alternative performance measures, the performance measure “operating profit excluding non-recurring items” is replaced with “adjusted operating profit”. The content of adjustments equals items previously disclosed as non-recurring items and consist of material reorganization costs and impairment, among others. Adjusted operating profit is disclosed to improve comparability between reporting periods. As of the beginning of 2017, in order to clarify its financial figures terminology, YIT starts to use the terms Capital Employed and Return on Capital Employed (ROCE) for segment reporting instead of previously used Operative Invested Capital and Return on Operative Invested Capital (ROI). The formulas for these financial figures remain untouched. 2 | Interim Report January 1 – March 31, 2017 | Guidance for 2017 unchanged (segment reporting, POC) The Group revenue is estimated to grow by 0–10%. The adjusted operating profit2 is estimated to be in the range of EUR 90–105 million. The adjusted operating profit does not include material reorganisation costs, impairment or other items impacting comparability.

Kari Kauniskangas, President and CEO: The result for January–March showed a substantial year-on-year improvement but was low, as expected. Revenue grew strongly and cash flow was solid. Order backlog stayed on a high level and the outlook is bright. Development was particularly positive in the Housing Finland and CEE segment due to strong residential sales to consumers. During the quarter, we also concluded several investor sales transactions and plot sales that contributed to an improvement in our capital efficiency. The segment’s revenue increased and profitability improved slightly. The segment’s outlook is positive: we started many residential projects to consumers in both Finland and the CEE countries. Residential sales in Russia were subdued due to consumers being cautious. The increase in real wages has been slow in spite of the stabilisation of the economic climate. Expecting interest rates to fall, consumers have postponed their investments and taking out new mortgages. As a result of low residential sales, revenue in rubles decreased by 11%. However, euro-denominated revenue increased year-on-year due to the appreciation of the ruble. Operating profit was negative due to the low volume but improved substantially year-on-year. The Business Premises and Infrastructure segment’s order backlog remains strong. Revenue increased particularly due to the Mall of Tripla project, but the segment’s result was low due to the weakened margins in certain projects in the CEE countries as well as the seasonal variation in infrastructure projects. Large projects progressed according to plan. We completed the West Harbour terminal in Helsinki five weeks before the due date. The project is a good example of progress towards our goals of achieving a performance leap and an improved customer experience. Cash flow for the quarter was positive and net debt decreased. We continued to improve our capital efficiency; for example, by selling plots of land to our partners. While the sales transactions did not have a significant effect on the profit for the quarter, they increased revenue and supported the favourable development of key financial figures and enabled for their part the implementation of the company’s growth strategy. Segment reporting, POC Revenue Adjusted operating profit and adjusted operating profit margin Order backlog at the end of period 600 500 400 300 200 100 0 3,000 2,500 2,000 1,500 1,000 500 0 35 30 25 20 15 10 5 0 10% 8% 6% 4% 2% 0% EUR million % EUR million EUR million 3 | Interim Report January 1 – March 31, 2017 | Q1Q2Q3Q4 2016 Q1 2017 Q1Q2Q3Q4 2016 Q1 2017 Q1Q2Q3Q4 2016 Q1 2017

Key figures

Group reporting, IFRS

EUR million	1–3/17	1–3/16	Change	1–12/16
Revenue	**452.2**	**337.6**	**34%**	**1,678.3**
Operating profit	**4.7**	**6.7**	**-29%**	**17.7**
Operating profit margin, %	**1.0%**	**2.0%**		**1.1%**
Profit before taxes	4.5	-1.2		-2.5
Profit for the review period[1]	3.4	-0.9		-7.1
Earnings per share, EUR	0.03	-0.01		-0.06
Operating cash flow after investments	40.8	-25.1		-43.3
Net interest-bearing debt at end of period	551.1	554.5	-1%	598.6
Gearing ratio at end of period, %	103.6%	108.6%		112.3%
Equity ratio at end of period, %	31.1%	31.5%		31.2%

Segment reporting, POC

EUR million	1–3/17	1–3/16	Change	1–12/16
Revenue	**479.2**	**362.4**	**32%**	**1,783.6**
Housing Finland and CEE	244.8	166.0	47%	727.9
Housing Russia	57.8	49.1	18%	267.9
Business Premises and Infrastructure	178.7	149.4	20%	797.4
Other items	-2.1	-2.1		-9.7
Operating profit	**16.7**	**12.1**	**38%**	**52.9**
Operating profit margin, %	**3.5%**	**3.3%**		**3.0%**
Adjusted operating profit	**16.7**	**12.1**	**38%**	**79.9**
Housing Finland and CEE	19.4	12.9	51%	59.9
Housing Russia	-1.8	-3.1	42%	-2.3
Business Premises and Infrastructure	4.7	6.0	-22%	38.1
Other items	-5.6	-3.7		-15.7
Adjusted operating profit margin, %	**3.5%**	**3.3%**		**4.5%**
Housing Finland and CEE	7.9%	7.7%		8.2%
Housing Russia	-3.1%	-6.3%		-0.9%
Business Premises and Infrastructure	2.6%	4.0%		4.8%
Adjustments				-27.0
Profit before taxes	12.6	-0.8		13.8
Profit for the review period[1]	8.9	-0.6		7.4
Earnings per share, EUR	0.07	-0.00		0.06
Return on investment (last 12 months), %	5.2%	4.7%		4.7%
Net interest-bearing debt at end of period	409.6	481.3	-15%	469.3
Equity ratio at end of period, %	35.4%	34.1%		35.1%
Order backlog at end of period	2,618.3	2,246.8	17%	2,613.1

[1] Attributable to equity holders of the parent company

4 | Interim Report January 1 – March 31, 2017 | YIT

Accounting principles applied in the Interim Report

YIT reports on its operations in accordance with IFRS guidelines, where the company applies, for example, the IFRIC 15 guidelines. In group reporting, self-developed residential projects are recognised as income upon project handover. The timing of completion of self-developed projects thus affects the Group's revenue recognition, and therefore group figures may fluctuate greatly between different quarters. In addition, in group reporting part of the interest expenses are capitalised according to IAS 23 and reported as project costs above the operating profit when the project is completed. This causes differences in operating result and financial expenses between segment reporting and group reporting.

YIT Corporation's management follows the development of the company's business according to the percentage of completion based segment reporting (POC). Therefore, the company's performance is described in the explanatory statement of the Interim Report also according to segment reporting. The effects of the differences of the recognition principles are presented in detail in the tables to the Interim Report. The interim report does not include all of the notes or disclosure information as presented in the Financial Statements 2016. Therefore, the Interim Report should be read in conjunction with the Financial Statements 2016.

Group financial development, group reporting (IFRS)

Residential projects for consumers recognised as income upon completion

IFRS, EUR million	1–3/17	1–3/16	Change	1–12/16
Revenue	452.2	337.6	34%	1,678.3
Operating profit	4.7	6.7	-29%	17.7
Operating profit margin, %	1.0%	2.0%		1.1%
Adjusted operating profit	4.7	6.7	-29%	44.7
Adjusted operating profit margin, %	1.0%	2.0%		2.7%
Profit before taxes	4.5	-1.2		-2.5
Profit for the review period[1]	3.4	-0.9		-7.1
Earnings per share, EUR	0.03	-0.01		-0.06
Order backlog at end of period	3,088.9	2,575.2	20%	3,048.2
Effective tax rate, %	23.4%	18.4%		-189.8%

[1] Attributable to equity holders of the parent company

January–March

The Group's revenue increased by 34% year-on-year. At comparable exchange rates, revenue increased by 30%. Revenue increased due to high number of residential project completions, among other things.

IFRS operating profit was EUR 4.7 million and the Group's operating profit margin was 1.0% (2.0%). Revenue decreased due to lower margin content of the completions, among other things.

5 | Interim Report January 1 – March 31, 2017 |

Acquisitions and capital expenditure

IFRS, EUR million	1–3/17	1–3/16	Change	1–12/16
Gross capital expenditure on non-current assets	17.3	2.9	490%	83.5
% of revenue	3.8 %	0.9 %		5.0%
Depreciation	3.5	3.2	10%	16.5

YIT did not make any business acquisitions in January–March. Gross capital expenditure on non-current assets amounted to EUR 17.3 million, or 3.8% of revenue.

Investments to construction equipment amounted to EUR 3.7 million (2.0) and investments to information technology totaled EUR 0.8 million (0.8). Other investments including investments in shares amounted to EUR 12.8 million (0.2), and consisted mainly of investments in the joint ventures.

Cash flow and invested capital

IFRS, EUR million	1–3/17	1–3/16	Change	1–12/16
Operating cash flow after investments	40.8	-25.1		-43.3
Cash flow of plot investments	-32.3	-52.9	-39%	-104.7

IFRS, EUR million	3/17	3/16	Change	3/17	12/16	Change
Invested capital	1,237.4	1,187.6	4%	1,237.4	1,263.4	-2%
Return on investment (last 12 months), %	1.5%	4.9%		1.5%	1.6 %	

Operating cash flow after investments was EUR 40.8 million (-25.1). The strong cash flow is explained by strong sales and capital efficiency measures such as the plot cooperation.

Cash flow of plot investments decreased by 39% to EUR -32.3 million (-52.9). The decrease is explained by the investment to Pasila railway station made during the corresponding period of the previous year.

Invested capital decreased by 2% from the level of the end of the previous year, and return on investment was on an unsatisfactory level due to the modest operating profit.

6 | Interim Report January 1 – March 31, 2017 |

Capital structure and liquidity position

IFRS, EUR million	3/17	3/16	Change	3/17	12/16	Change
Net interest-bearing debt	551.1	554.5	-1%	551.1	598.6	-8%
Cash and cash equivalents	77.7	122.4	-36%	77.7	66.4	17%
Interest-bearing receivables	39.1			39.1	34.6	13%
Interest-bearing debt	667.8	676.9	-1%	667.8	699.5	-5%
Bonds	149.6	252.2	-41%	149.6	149.5	0%
Commercial papers	39.9	10.0	299%	39.9	68.9	-42%
Construction-stage financing	306.9	221.6	39%	306.9	309.6	-1%
Pension loans	79.9	100.9	-21%	79.9	81.7	-2%
Bank loans	91.5	92.2	-1%	91.5	89.8	2%
Average interest rate, %	3.64%	4.16%		3.64%	3.48%	
Revolving credit facilities	200.0	300.0	-33%	200.0	200.0	
Overdraft facilities	75.5	64.5	17%	75.5	74.6	1%
Equity ratio, %	31.1%	31.5%		31.1%	31.2%	
Gearing ratio, %	103.6%	108.6%		103.6%	112.3%	

IFRS, EUR million	1–3/17	1–3/16	Change	1–12/16
Net financial expenses	-0.3	-7.8	-97%	-20.1

At the end of March, YIT's liquidity position was strong. Cash and cash equivalents amounted to EUR 77.7 million, in addition to which YIT had undrawn overdraft facilities amounting to EUR 75.5 million.

YIT's revolving credit facility, the bonds issued in 2015 and 2016 and a part of bank loans include a covenant requiring the Group's equity ratio based on the IFRS balance sheet to be higher than 25.0%. In addition, the revolving credit facility and some bank loans include a covenant requiring the Group's gearing ratio based on the IFRS balance sheet to be below 150.0%.

At the end of March, the equity ratio was 31.1% and the gearing ratio was 103.6%. The improvement of the gearing ratio compared to the year-end level resulted from the first quarter's positive cash flow.

As of from the beginning of 2017, YIT takes interest-bearing receivables into account in net interest-bearing debt. Interest-bearing receivables are related to co-operation projects in line with YIT's strategy, with the most notable item being a EUR 33.5 million interest-bearing receivable reported in the third quarter of 2016, associated with the construction of obligated parking spaces for the Tripla-project. The other interest-bearing receivables are loans granted to a joint venture. The company's view is that the new reporting method better reflects the amount of net liabilities. The changed reporting method for net debt does not affect the gearing ratio or the covenants of the company's loan agreements. Interest-bearing debt amounted to EUR 667.8 million at the end of March, and net interest-bearing debt under the new reporting method was EUR 551.1 million. A total of EUR 105.7 million of long-term loans will mature during the remainder of 2017.

After the reporting period, YIT has withdrawn an EUR 30 million bilateral, three-year loan to refinance maturing debt. The measures to refinance the maturities towards the end of the year are underway and proceeding as planned.

Net financial expenses decreased year-on-year and amounted to EUR 0.3 million (7.8). Interest expenses at the amount of EUR 3.8 million (5.0) were capitalized in accordance with IAS 23. During the quarter, financial expenses were reduced due to gains on interest rate derivatives and the decreasing of the hedged ruble position.

The interests on participations in housing corporation loans are included in housing corporation charges and are thus booked in project expenses. In January–March, interests on the participations amounted to EUR 0.5 million (0.7).

At the end of March, EUR 28.8 million of the capital invested in Russia was debt investments (12/16: 26.2) and EUR 392.9 million was equity investments or similar permanent net investments (12/16: 362.8). In accordance with YIT's hedging policy, the debt investments to subsidiaries are hedged against exchange rate risk, while equity investments are not hedged due to their permanent nature.

7 | Interim Report January 1 – March 31, 2017 |

Group financial development, segment reporting (POC)

Residential projects for consumers recognised as income in line with sales and construction

Revenue

POC, EUR million	1–3/17	1–3/16	Change	Change[1]	1–12/16
Revenue	**479.2**	**362.4**	**32%**	**28%**	**1,783.6**
Housing Finland and CEE	244.8	166.0	47%	47%	727.9
Housing Russia	57.8	49.1	18%	-11%	267.9
Business Premises and Infrastructure	178.7	149.4	20%	20%	797.4
Other items	-2.1	-2.1			-9.7

[1]At comparable exchange rates

January–March

The Group's revenue based on segment reporting increased by 32% year-on-year. At comparable exchange rates, revenue increased by 28%.

Revenue grew especially in the Housing Finland and CEE segment due to strong residential sales and plot sales. Revenue grew also in the Housing Russia segment due to strenghtening of the ruble. At comparable exchange rates, revenue decreased due to the low residential sales. In the Business Premises and Infrastructure segment, revenue grew especially due to the progress of the Tripla project.

The revenue was increased also by the plot sales to cooperation funds conducted in line with YIT's strategy. The plot sales did not have a significant impact on the profit but they improved capital efficiency and supported the development of the key financial figures.

Revenue by geographical area, %, POC	1–3/17	1–3/16	1–12/16
Finland	77%	76%	74%
Russia	12%	14%	15%
The CEE countries	11%	10%	11%

8 | Interim Report January 1 – March 31, 2017 |

Result

POC, EUR million	1–3/17	1–3/16	Change	1–12/16
Operating profit	**16.7**	**12.1**	**38%**	**52.9**
Operating profit margin, %	**3.5%**	**3.3%**		**3.0%**
Adjustments				**-27.0**
Adjusted operating profit	**16.7**	**12.1**	**38%**	**79.9**
Housing Finland and CEE	19.4	12.9	51%	59.9
Housing Russia	-1.8	-3.1	42%	-2.3
Business Premises and Infrastructure	4.7	6.0	-22%	38.1
Other items	-5.6	-3.7		-15.7
Adjusted operating profit margin, %	**3.5%**	**3.3%**		**4.5 %**
Housing Finland and CEE	7.9%	7.7%		8.2 %
Housing Russia	-3.1%	-6.3%		-0.9 %
Business Premises and Infrastructure	2.6%	4.0%		4.8 %

January–March

The Group's operating profit based on segment reporting increased by 38% to EUR 16.7 million and operating profit margin was 3.5% (3.3).

The Housing Finland and CEE segment's operating profit improved due to strong residential sales, especially consumer sales were good. The operating result of the Housing Russia segment was negative due to the low sales volume. The profitability of the Business Premises and Infrastructure segment remained low due to the weakened margins in certain projects in the CEE countries and the seasonal variation of infrastructure projects, among other things.

Changes in foreign exchange rates had negative impact of EUR 0.1 million on operating profit.

The plot sales of the quarter did not have significant impact on the profit.

POC, EUR million	1–3/17	1–3/16	Change	1–12/16
Profit before taxes	12.6	-0.8		13.8
Profit for the review period[1]	8.9	-0.6		7.4
Earnings per share, EUR	0.07	-0.00		0.06
Effective tax rate, %	29.3%	18.5%		46.3%

[1] Attributable to equity holders of the parent company

9 | Interim Report January 1 – March 31, 2017 | YIT

Order backlog

POC, EUR million	3/17	3/16	Change	3/17	12/16	Change
Order backlog	**2,618.3**	**2,246.8**	**17%**	**2,618.3**	**2,613.1**	**0%**
Housing Finland and CEE	842.8	857.2	-2%	842.8	833.4	1%
Housing Russia	474.6	508.7	-7%	474.6	463.4	2%
Business Premises and Infrastructure	1,300.9	880.9	48%	1,300.9	1,316.3	-1%

The order backlog remained stable on the level of the end of previous year. At the end of March 61% of the order backlog had been sold (12/16: 60).

Changes in foreign exchange rates increased the order backlog by EUR 29.9 million from the end of December.

Invested capital

POC, EUR million	3/17	3/16	Change	3/17	12/16	Change
Invested capital	1,142.7	1,140.6	0%	1,142.7	1,175.3	-3%
Return on investment (last 12 months), %	5.2%	4.7%		5.2%	4.7%	

Invested capital decreased by 3% from the end of December. Return on investment increased to 5.2% (4.7) as operating profit increased.

Capital efficiency is one of the most remarkable strategic targets in line with growth and profitability. In the beginning of year, YIT improved its capital efficiency by the plot cooperation as well as new and existing partnership models.

10 | Interim Report January 1 – March 31, 2017 | YIT

Housing Finland and CEE

Operating environment

Consumer confidence picked up further in the beginning of 2017 in Finland which was also seen as good consumer demand. Demand focused especially on affordable apartments in growth centres. Also the demand for bigger apartments continued to improve.

Investors were more selective in their investments and the demand focused on the capital region.

In the CEE countries, consumer confidence was on a good level especially in the Czech Republic. Residential demand was especially brisk in Slovakia and Czech Republic. Residential prices of new apartments increased slightly and the competitive situation in the CEE countries was reflected as cost pressure.

Mortgage interest rates were on a low level in all operating countries and the availability of financing was good. In Finland, new drawdowns of mortgages increased year-on-year.

POC, EUR million	1–3/17	1–3/16	Change	1–12/16
Revenue	244.8	166.0	47%	727.9
Operating profit	19.4	12.9	51%	59.9
Operating profit margin, %	7.9%	7.7%		8.2%
Adjusted operating profit	19.4	12.9	51%	59.9
Adjusted operating profit margin, %	7.9%	7.7%		8.2%
Capital employed at end of period	397.3	442.0	-10%	453.5
Return on capital employed (last 12 months), %	15.8%	10.8%		13.4%
Order backlog at end of period	842.8	857.2	-2%	833.4

January–March

The segment's revenue increased by 47% year-on-year due to good consumer sales. Also the plot sales strenghtened the revenue.

The segment's operating profit strenghtened by 51% year-on-year, and operating profit margin was 7.9% (7.7). The operating profit increased driven by good residential sales, however profitability improvement was limited by capital efficiency measures such as plot sales.

In January–March, the unit sales to consumers were on a strong level. The share of consumer sales in Finland was 62% (51). In the first quarter, YIT started apartment projects in Tampere in Ranta-Tampella and Kalevanrinne and in Helsinki in Lauttasaari and Viikki, where YIT launced a new optional purchase right model.

In March, YIT signed agreements of the construction of altogether 8 apartment projects to investors in Finland, more than half of which were strated during the review period. In addition, YIT sold 104 apartments to investors as bundle deals in Finland. Furthermore, the company sold plots with a value of approximately EUR 25 million.

In the CEE countries, unit sales increased by 77 % in January–March. YIT started two apartment projects in Tallinn, Estonia, among others. In Prague, Czech Republic, the company started the construction of an area project and acquired a plot for an apartment project.

In the end of 2016, YIT involved in establishing the YCE Housing I fund that supports the company's growth strategy in the CEE countries by investing in housing development in the area. In March, YIT sold a housing project in Bratislava, Slovakia to the fund. The value of the deal for YIT was approximately EUR 14 million and the project sold will comprise 106 apartments.

11 | Interim Report January 1 – March 31, 2017 | YIT

Residential construction in Finland, units	1–3/17	1–3/16	Change	1–12/16
Sold	826	612	35%	2,730
of which initially started to consumers[1]	613	350	75%	1,838
Start-ups	790	817	-3%	2,877
of which to consumers	577	555	4%	1,985
Completed	751	540	39%	2,535
of which to consumers	438	287	53%	1,087
Under construction at end of period	3,881	3,777	3%	3,842
of which sold at end of period, %	69%	69%		69%
For sale at end of period	1,370	1,467	-7%	1,406
of which completed	154	280	-45%	201
Plot reserve in the balance sheet at end of period, EUR million	152.2	133.5	14%	154.0
Plot reserve at end of period[2], floor sq. m.	1,880,625	1,582,440	19%	2,044,160
Cost of completion at end of period, EUR million	273	255	7%	264

[1] Includes apartments sold to residential funds: 1–3/17: 104 units; 1–3/16: 36 units; 1–12/16: 242 units.

[2] Includes pre-agreements and rental plots.

Residential construction in the CEE countries, units	1–3/17	1–3/16	Change	1–12/16
Sold	356	201	77%	1,197
Start-ups	402	316	27%	1,300
Completed	176	53	232%	703
Under construction at end of period	2,269	1,705	33%	2,043
of which sold at end of period, %	54%	40%		53%[1]
For sale at end of period	1,166	1,129	3%	1,121[1]
of which completed	128	101	27%	151
Plot reserve in the balance sheet at end of period, EUR million	135.0	113.3	19%	123.5
Plot reserve at end of period, floor sq. m.	481,292	582,000	-17%	485,000
Cost of completion at end of period, EUR million	129	79	63%	105

[1] The figures from the turn of the year revised.

12 | Interim Report January 1 – March 31, 2017 | YIT

Housing Russia

Operating environment

Russian consumers were cautious in their purchasing decisions in the first few months of the year in spite of the economy becoming more stable. Growth in real wages was slow. The appreciation of the ruble further increased consumer caution.

Residential demand was weak. The ending of the state's interest subsidy program for mortgages for new apartments at the end of the year led to higher interest rates for mortgages as well as higher expectations of a decrease in interest rates. This was partly reflected in the residential demand. Residential prices remained stable on average. The mortgage interest rates for new apartments eventually fell back to the level of approximately 11% during the quarter.

POC, EUR million	1–3/17	1–3/16	Change	1–12/16
Revenue	57.8	49.1	18%	267.9
Operating profit	-1.8	-3.1	42%	-29.3
Operating profit margin, %	-3.1 %	-6.3 %		-10.9 %
Adjusted operating profit	-1.8	-3.1	42%	-2.3
Adjusted operating profit margin, %	-3.1 %	-6.3 %		-0.9 %
Capital employed at end of period	430.9	382.6	13%	405.1
Return on capital employed (last 12 months), %	-6.9 %	-2.1 %		-7.6 %
Order backlog at end of period	474.6	508.7	-7%	463.4

January–March

The segment's revenue increased by 18% year-on-year. At comparable exchange rates, revenue decreased by 11%. The revenue decreased due to the low residential sales.

The operating result was EUR -1,8 million and the operating profit margin was -3.1% (-6.3). Strenghtening of the ruble had a negative impact of EUR 0.1 million on operating profit. The operating profit of the segment was weighed down by the lower apartment sales compared to the corresponding period of the previous year.

During the first quarter, YIT started projects in the Moscow area and Yekateringburg.

The share of residential deals financed with mortgages was 52% (54). At the end of March, YIT was responsible for the service and maintenance of over 26,000 apartments in Russia.

The company's target is to decrease the capital employed in Russia by RUB 6 billion by the end of 2018.

13 | Interim Report January 1 – March 31, 2017 | YIT

Residential construction in Russia, units	1–3/17	1–3/16	Change	1–12/16
Sold	546	892	-39%	3,523
Start-ups	741	782	-5%	2,782
Completed[1]	604	451	34%	4,278
Under construction at end of period	6,763	8,446	-20%	6,626
of which sold at end of period, %	33%	43%		37%
For sale at end of period	4,794	5,221	-8%	4,591
of which completed	278	449	-38%	414
Plot reserve in the balance sheet at end of period[2], EUR million	260.5	193.7	35%	238.7
Plot reserve at end of period[2], floor sq. m.	2,144,000	2,160,000	-1%	2,115,000
Cost of completion at end of period, EUR million	195	217	-10%	195

[1] Completion of the residential projects requires commissioning by the authorities. [2] Figures include Gorelovo industrial park.

Under construction at end of period, units	3/17	3/16	Change	3/17	12/16	Change
St. Petersburg	2,271	3,211	-29%	2,271	2,271	0%
Moscow	2,556	2,349	9%	2,556	2,695	-5%
Russian regions	1,936	2,886	-33%	1,936	1,660	17%

14 | Interim Report January 1 – March 31, 2017 |

Business Premises and Infrastructure

Operating environment

Investors' interest towards projects in prime locations was on a good level in the Finnish business premises market. The tender market was active especially in the capital region.

In the Baltic countries and Slovakia, investor demand for business premises was good.

The Finnish infrastructure market remained stable during the review period.

POC, EUR million	1–3/17	1–3/16	Change	1–12/16
Revenue	178.7	149.4	20%	797.4
Operating profit	4.7	6.0	-22%	38.1
Operating profit margin, %	2.6%	4.0%		4.8%
Adjusted operating profit	4.7	6.0	-22%	38.1
Adjusted operating profit margin, %	2.6%	4.0%		4.8%
Capital employed at end of period	182.5	194.7	-6%	183.9
Return on capital employed (last 12 months), %	19.5 %	11.9 %		21.6 %
Order backlog at end of period	1,300.9	880.9	48%	1,316.3

Business premises, EUR million	3/17	3/16	Change	3/17	12/16	Change
Plot reserve in the balance sheet	96.8	79.2	22%	96.8	104.5	-7%
Plot reserve, floor sq. m.	645,572	979,432	-34%	645,572	685,967[1]	-6%
Cost of completion	19	28	-33%	19	25[1]	-25%

[1] The figures from the turn of the year revised.

January–March

The segment's revenue increased by 20% year-on-year. Revenue increased in business premises construction and especially due to the progress of Mall of Tripla.

Operating profit decreased by 22% year-on-year to EUR 4.7 million, and operating profit margin was 2.6% (4.0). Operating profit decreased due to the weakened margins in certain projects in the CEE countries and the seasonal variation of infrastructure projects, among other things.

During the reporting period, YIT won new projects in Finland. In January, YIT signed an agreement to sell an office and logistics property located in Vantaa with the value of approximately EUR 35 million. In February, the company signed a contract with Posti to carry out a terminal project, the total value of the project for YIT is approximately EUR 29 million.

The most remarkable of the projects won during the review period was an agreement signed in March with the City of Espoo on the school, high-school and day care lifecycle projects in co-operation with Caverion. YIT's share of the projects is approximately EUR 39 million. The project planning began immediately but they are not included in the order backlog of the first quarter.

The Tripla project progressed as planned and in the end of the review period, the occupancy rate of Mall of Tripla was approximately 45%. The occupancy rate of Mall of Tripla has been calculated based on binding lease agreements. Also the negotiations of the Tripla hotel project progressed well and after the review period, YIT signed a final agreement of the implementation of the hotel. The preliminary value of the agreement for YIT is approximately EUR 88 million.

15 | Interim Report January 1 – March 31, 2017 | YIT

The largest ongoing self-developed business premises projects

Project, location	Value, EUR million	Project type	Completion rate, %	Estimated completion	Sold/ for sale	Leasable area, sq. m.
Mall of Tripla, Helsinki	~600	Retail	27%	2019	YIT's ownership 38.75 %	85,000
Kasarmikatu 21, Helsinki	n/a	Office	52%	12/17	YIT's ownership 40 %	16,000
K3 Wihuri, Vantaa	n/a	Logistics/Office	12%	4/18	Sold	25,000
K3 Posti terminal, Vantaa	~29	Logistics	0%	6/18	Sold	26,000
Extension of Business Park Rantatie, Helsinki	~25	Office	66%	11/17	Sold	6,000

The largest ongoing business premises and infrastructure contracts

Project	Value, EUR million	Project type	Completion rate, %	Estimated completion
E18 Hamina-Vaalimaa motorway	~260	Infra	73%	12/18
Tampere light railway	~110	Infra	2%	12/21
Myllypuro Campus, Metropolia	~70	Public premises	2%	8/19
Helsinki Central Library	~50	Public premises	15%	9/18
Naantali CHP power plant	~40	Infra	93%	9/17

16 | Interim Report January 1 – March 31, 2017 | YIT

Personnel

Personnel by business segment	3/17	3/16	Change	3/17	12/16	Change
Housing Finland and CEE	1,733	1,745	-1%	1,733	1,695	2%
Housing Russia	1,460	1,519	-4%	1,460	1,428	2%
Business Premises and Infrastructure	1,980	1,821	9%	1,980	1,940	2%
Group Services	234	191	23%	234	198	18%

Personnel by geographical area	3/17	3/16	Change	3/17	12/16	Change
Finland	3,206	3,077	4%	3,206	3,120	3%
Russia	1,474	1,507	-2%	1,474	1,418	4%
The CEE countries	727	692	5%	727	723	1%
Group, total	**5,407**	**5,276**	**2%**	**5,407**	**5,261**	**3%**

In January–March, the Group employed 5,367 people on average (5,297). The year-on-year growth of the Group Services' personnel was affected by internal transfers and the recruitment of trainees, among other things. Personnel expenses totalled EUR 65.8 million (57.9). The cost effect of YIT's share-based incentive scheme was EUR 0.2 million (0.6).

The accident frequency (number of accidents per one million working hours) increased to the level of 12 (10). The accident frequency is calculated with 12 month rolling average.

The Board of Directors of YIT Corporation decided on March 16, 2017, to launch a new share-based incentive scheme for key persons, comprising three earnings periods. Return on investment (ROI) is the key indicator in the scheme. Besides this, a target related to the Group's Net Promoter Score (NPS) has been set for 2017.

Strategic objectives

The YIT Board of Directors approved the company's renewed strategy for the three-year period 2017-2019 on September 26, 2016. The engine for growth and profitability is urban development involving partners.

Along with the renewed strategy, the company's Board of Directors confirmed also the financial targets and specified the cash flow target. Going forward, the cash flow target is operating cash flow after investments sufficient for paying dividends. Previously, the company has communicated that the target is to have sufficient operating cash flow after investment for paying dividends and reducing debt. However, the aim is not to increase the net debt level. The surplus of cash flow will be used to accelerate the growth. At the same time, the improvement of the key figures is expected to be realised primarily through improvement of the company's profitability and operative result. Other long-term targets remain unchanged.

YIT's strategy and financial targets were described at YIT's Capital Markets Day of the previous year. The presentation materials and recordings from the Capital Markets Day are available at www.yitgroup.com/investors.

Long-term financial targets	Target level
Revenue growth	5–10% annually on average
Return on investment	15%
Operating cash flow after investments	Sufficient for paying dividends
Equity ratio	40%
Dividend payout	40–60% of net profit for the period

The target levels are based on segment reporting (POC).

17 | Interim Report January 1 – March 31, 2017 | YIT

Resolutions passed at the The Annual General Meeting of YIT Corporation was held on March 16, 2017. The Annual General Meeting adopted the 2016 financial statements and discharged the members of the Board of Directors and the President and CEO from liability. The Annual General Meeting decided on the dividend payout, the composition of the Board of Directors and their fees, the election of the auditor and its fees as well as authorising the Board of Directors to decide on the repurchase of company shares and share issues. The Annual General Meeting resolved to elect a Chairman, Vice Chairman and four ordinary members to the Board of Directors for a term ending at the close of the next Annual General Meeting following their election, namely: Matti Vuoria as Annual General Meeting Chairman, Juhani Pitkäkoski as Vice Chairman and Satu Huber, Erkki Järvinen, Inka Mero and Tiina Tuomela as members. In the organizational meeting of the Board of Directors held on March 16, 2017, the Board elected the chairmen and the members of the Personnel Committee and the Audit Committee. YIT published stock exchange releases on the resolutions passed at the Annual General Meeting and the organisation of the Board of Directors on March 16, 2017. The stock exchange releases and a presentation of the members of the Board of Directors are available on YIT’s website at www.yitgroup.com/. Shares and shareholders The company has one series of shares. Each share carries one vote and confers an equal right to a dividend. share on the last trading day of the review period on March 31, 2017 was EUR 6.34. YIT’s share price decreased by approximately 17% during the review period. The highest price of the share during the review period was EUR 8.09, the lowest EUR 6.26 and the average price was EUR 6.88. Share turnover on Nasdaq Helsinki in January-March was approximately 42.1 million (36.8). The value of the share turnover was approximately EUR 289.3 million (180.9), source: Nasdaq Helsinki. During the review period, approximately 41.7 million (34.9) YIT Corporation shares changed hands in alternative market places, corresponding to approximately 50% (49) of the total share trade, source: Fidessa Fragmentation Index. YIT Corporation’s market capitalisation on the last trading day of the review period on March 31, 2017 was EUR 796.2 million (624.1). The market capitalisation has been calculated excluding the shares held by the company. Share capital and number of shares YIT Corporation’s share capital and the number of shares outstanding did not change during the review period. YIT Corporation’s share capital was 149,216,748.22 euros in the beginning of 2017 (2016: 149,216,748.22) and the number of shares outstanding was 127,223,422 (2016: 127,223,422). Treasury shares and authorisations of the Board of Directors The Annual General Meeting of YIT Corporation resolved on March 16, 2017, to authorise the Board of Directors to decide on the repurchase of company shares and share issues as proposed by the Board of Directors. The authorisation is valid until March 31, 2018. The share issue authorisation also includes an authorisation to decide on the transfer of treasury shares. YIT Corporation held 1,646,767 treasury shares at the beginning of the year 2017. During the review period, no shares were returned to the company. Number of shareholders and flagging notifications At the end of March, the number of registered shareholders was 42,206 (41,929) and a total of 22.8% of the shares were owned by nominee-registered and non-Finnish investors (25.1). During the review period, YIT did not receive announcements under Chapter 9, Section 5 of the Securities Markets Act. Trading on shares The opening price of YIT’s share was EUR 7.60 on the first trading day of 2017. The closing price of the 18 | Interim Report January 1 – March 31, 2017 |

Most significant short-term The general economic development, functioning of the financial markets and the political environment in YIT’s operating countries have a significant impact on the company’s business. Negative development in consumers’ purchasing power, consumer or business confidence, the availability of financing for consumer or business, or interest rates would likely weaken the demand for YIT’s products and services. A drop in residential prices or an increase in investors’ yield requirements would pose a risk for the profitability of the company, should these factors materialise. There is still significant uncertainty related to the economic development of Russia, although the situation seems to have stabilised. The volatility of the oil price and the ruble, geopolitical tensions and inflation may have an influence on the demand for apartments due to a weakening in purchasing power and consumer confidence. Declining purchasing power also impacts the development of residential prices. The mortgage subsidy program of the Russian state ended at the end of 2016, which may impact the housing demand. In 2016, Finland accounted for 75% of the company’s revenue, which highlights the significance of Finland’s economic development for YIT’s business. The slowing recovery of the Finnish economy and the indebtedness of the public sector may weaken consumers’ purchasing power and general confidence, which would have a negative impact on the demand for apartments and business premises. A persistent increase of public sector debt could also make it more difficult to finance infrastructure investments. Investors have played a central role in YIT’s Finnish business in recent years. An increase in price levels, rental accommodation and / or weakening in tenant demand on the business premises or residential market and better yield of alternative investments could lead to a significant decrease in investor demand. Ensuring competitive products and services corresponding to customer demand is critical for YIT’s business. Changes in customer preferences and in the offerings of competitors present risks related to the demand for the company’s products and services. New business risks competitors, business models and products on the housing market may present risks related to the demand for the company’s products and services. In Finland, the availability of the resources needed for growing the production volume might prevent increasing the production as planned. Competitors’ need for resources also presents a risk of losing key personnel and expertise. Most of the company’s business is project business, meaning that successful project management plays an integral role in ensuring the company’s profit. The most significant project management risks are related to factors such as pricing, planning, scheduling, procurement, cost management and, in the company’s self-developed business, also the management of sales risk. YIT’s major business premises and infrastructure projects in Finland, such as the Tripla project and the E18 Hamina-Vaalimaa motorway, make up a significant share of the company’s expected revenue in coming years, meaning that successful project management in the projects is integral. Changes in legislation and authorities’ permit processes may slow down the progress of projects or prevent them from being realised. There are uncertainty factors related to authorities’ actions, permit processes and their efficiency particularly in Russia and the CEE countries. The improvement of the capital turnover will continue as a part of normal business. The company’s target is to decrease the capital employed in Russia by RUB 6 billion by the end of 2018. Measures to release capital in a challenging market situation involve the risk of financial losses. The most significant financial risks are the risks related to foreign exchange rate development and the availability of financing. The Group’s most significant currency risk is related to ruble-denominated investments. Further information can be found in the Capital structure and liquidity position section. More information on financial risks and their management is provided in Note 28 to the financial statements. 19 | Interim Report January 1 – March 31, 2017 |

Events after the review period In April, residential sales to consumers are estimated to be around 130 units in Finland (4/16: around 130), around 80 units in the CEE countries (4/16: around 80) and below 200 units in Russia (4/16: over 250). Outlook for 2017 Guidance unchanged (segment reporting, POC) The tenants’ interest for business premises is estimated to pick up slightly in growth centres. The real estate investors’ activity is expected to remain on a good level with focus on prime locations in the capital region especially. Business premises contracting is estimated to remain active. New infrastructure projects are estimated to revitalise the market. The increased competition for skilled labour due to high construction activity is expected to continue. Construction costs are estimated to increase slightly. Construction volume growth is expected to slow down. Bank regulation and increased capital requirements of financial institutions might have an impact on the construction and real estate development. The Group revenue is estimated to grow by 0–10%. The adjusted operating profit is estimated to be in the range of EUR 90-105 million. The adjusted operating profit does not include material reorganisation costs, impairment or other items impacting comparability. In addition to the market outlook, the 2017 guidance is based on the following factors: at the end of March the company’s order backlog was solid and 61% of it was sold. Projects already sold or signed pre-agreements are estimated to contribute nearly 60% of rest of 2017 revenue. The increased share of consumer sales in Housing Finland and CEE is likely to have a moderate positive impact on the adjusted operating profit of the segment. The impacts of the shift to consumers will be visible in the result gradually. In Housing Russia, the adjusted operating profit is estimated to be positive but to remain on a low level. Capital release actions in Russia are likely to have a negative impact on the profitability. Russia The Russian economy is expected to remain stable on the current level. Stabilisation of the economy will have a moderate, positive impact on the residential market. The expectations regarding weakening of ruble and interest rate cuts are expected to have an impact on consumers’ cautious behaviour. Residential prices are expected to remain stable. Residential demand is expected to focus on affordable apartments also in Russia. Construction cost inflation is estimated to moderate. Market outlook Finland Consumer demand is estimated to remain on a good level and to continue to focus on affordable apartments in growth centres. The investor activity is estimated to decline slightly and even more focus will be paid on the location. Residential price polarization is estimated to continue especially between growth centres and the rest of Finland. Access to mortgage financing is estimated to remain good. The CEE countries Residential demand is expected to remain on a good level. Residential prices are estimated to remain stable or increase slightly. Good access to financing and low interest rates are estimated to support the residential demand. Construction costs are estimated to increase slightly. Also business premises tender market is estimated to pick-up in most of the CEE countries. 20 | Interim Report January 1 – March 31, 2017 |

Interim report January 1–March 31, 2017: Tables 1 ACCOUNTING PRINCIPLES OF THE INTERIM REPORT 1.1 Definition of segment reporting 1.2 Definitions of key financial figures SUMMARY OF FINANCIAL STATEMENTS, IFRS 2 2.1 2.2 2.3 2.4 2.5 Consolidated income statement Statement of comprehensive income Consolidated statement of financial position Consolidated cash flow statement Consolidated statement of changes in equity 3 NOTES, IFRS 3.1 3.2 3.3 3.4 3.5 3.6 3.7 3.8 3.9 Group figures by quarter Share related figures by quarter Adjustments to operating profit Property, plant and equipment Inventories Financial risk management Borrowings and fair value Change in contingent liabilities and assets and commitments Transactions with associated companies and joint ventures 4 NOTES, SEGMENT REPORTING (POC) 4.1 4.2 4.3 4.4 4.5 Consolidated income statement, segment reporting Consolidated balance sheet, segment reporting Revenue by segments, segment reporting Segment information reconciliation Group figures by quarter, segment reporting 21 | Interim Report January 1 – March 31, 2017 |

1 ACCOUNTING PRINCIPLES OF THE INTERIM REPORT

YIT Corporation's Interim report for January 1 – March 31, 2017, has been drawn up in line with IAS 34: Interim Financial Reporting. The figures presented in the Interim report are unaudited. In the Interim report the figures are presented in million euros doing the rounding on each line, which may cause some rounding inaccuracies in column and total sums.

The Interim report have been prepared in accordance with the International Financial Reporting Standards (IFRS) and the same accounting principles and calculation techniques have been applies as in the Financial statements 2016.

1.1 Definition of segment reporting

In reporting to the management the revenue from own residential and commercial development projects is recognised by multiplying the degree of completion and the degree of sale, i.e. according to the percentage of completion method, which does not fully comply with Group's IFRS accounting principles. According to the Group's IFRS accounting principles revenue from own residential construction projects is recognised on completion and the commercial development projects the recognition practice will be evaluated on a case-by-case basis and in accordance with the terms and conditions of each contract. The share of income and expenses to be recognised is calculated by multiplying the percentage of completion by the percentage of sale multiplied by the occupancy rate. YIT usually sells own commercial development projects to investors either prior to construction or during an early phase. The impact of the difference in reporting principles is shown in the line IFRS adjustment. As a result of the accounting policy, Group figures can fluctuate greatly between quarters.

In addition, in group reporting the interest expenses are capitalized according to IAS 23 standard, which causes differences in operating profit and financial expenses between segment reporting and group reporting. The chief operating decision-maker is the YIT Group's Management Board, which reviews the Group's internal reporting in order to assess performance and allocate resources to the segments.

Currency exchange rates used in the Financial Statement

		Average rates			End rates		
		1–3/17	1–3/16	1-12/16	3/17	3/16	12/16
1 EUR =	CZK	27.0210	27.0393	27.0342	27.0300	27.0510	27.0210
	PLN	4.3212	4.3648	4.3635	4.2265	4.2576	4.4103
	RUB	62.5321	82.3682	74.1466	60.3130	76.3051	64.3000

22 | Interim Report January 1 – March 31, 2017 |

1.2 Definitions of key financial figures The key financial figures according to segment reporting (POC) and IFRS reporting have been calculated by using the same definitions unless otherwise noted. Return on investment (ROI, %) = Group’s profit before taxes + interest expenses + other financial expenses +/-exchange rate differences x 100 Equity + interest bearing liabilities (average) Capital employed = Tangible and intangible assets + goodwill + shares in associated companies and joint ventures + investments + inventories + trade receivables + other non-interest bearing operational receivables1 - provisions - trade payables - advances received – other non-interest bearing liabilities1 Return on capital employed ROCE (%) = Segment’s operating profit Capital employed (average) Equity ratio (%) = Equity x 100 Equity + liabilities - advances received Net interest-bearing debt = Interest-bearing liabilities – interest-bearing receivables – cash and cash equivalents Gearing ratio (%) = Net interest-bearing liabilities – cash and cash equivalents Equity + non-controlling interest Gross capital expenditures = Investments in tangible and intangible assets, shares in subsidiaries, associated companies and joint ventures Earnings / share (EUR) = Net profit for the period (attributable to equity holders) Average number of outstanding shares during the period Equity / share (EUR) = Equity Number of outstanding shares at the end of the period Market capitalisation = (Number of shares - treasury shares) x share price on the closing date by share series Average share price = EUR value of shares traded during period Number of shares traded during period Adjusted operating profit = Reported operating profit – restructuring costs – impairment of assets – other adjustments2 1Excluding items associated with taxes, distribution of profit and financial items 2Adjustments have been reported as non-recurring items and the more detailed definition is described in the accounting principles for the Financial Statements for year 2016. 23 | Interim Report January 1 – March 31, 2017 |

2 2.1 SUMMARY OF FINANCIAL STATEMENTS, IFRS Consolidated income statement 2.2 Statement of comprehensive income 24 | Interim Report January 1 – March 31, 2017 | EUR million1–3/171–3/16Change1–12/16 Profit for the review period 3.4 -1.0-7.1 Items that may be reclassified subsequently to profit/loss: Cash flow hedges 0.1 0.110%0.5 -Deferred tax -0.0 -0.013%-0.1 Change in translation differences 29.4 15.787%75.2 Items that may be reclassified subsequently to profit/loss, total 29.5 15.887%75.6 Items that will not be reclassified to profit/loss Change in fair value of defined benefit pension -1.1 - Deferred tax 0.2 Items that will not be reclassified to profit/loss, total -0.9 Other comprehensive income, total 29.5 15.887%74.7 Total comprehensive result 33.0 14.9122%67.6 Attributable to equity holders of the parent company 33.0 14.9121%67.6 Attributable to non-controlling interest -0.0 EUR million1–3/171–3/16Change1–12/16 Revenue 452.2 337.634% 1,678.3 of which activities outside Finland 102.2 55.484% 445.0 Other operating income and expenses -444.2 -327.736% -1,643.5 Share of results of associated companies and joint ventures 0.2 -0.0 -0.6 Depreciation -3.5 -3.210% -16.5 Operating profit 4.7 6.7-29% 17.7 % of revenue 1.0% 2.0% 1.1% Financial income and expenses -0.3 -7.8-97% -20.1 Profit before taxes 4.5 -1.2 -2.5 % of revenue 1.0% -0.3% -0.1% Income taxes -1.0 0.2 -4.7 Profit for the review period 3.4 -1.0 -7.1 Equity holders of the parent company 3.4 -0.9 -7.1 Non-controlling interest 0.0 -0.0-100% Earnings per share, attributable to the equity holders of the parent company Undiluted, EUR 0.03 -0.01 -0.06 Diluted, EUR 0.03 -0.01 -0.06

2.3 Consolidated statement of financial position 1 The statement of financial position as at 31 December 2016 includes a reclassification of EUR 1.0 million from Other receivables to Interest-bearing receivables to reflect the current business model with joint ventures. 25 | Interim Report January 1 – March 31, 2017 | EUR million3/173/16Change12/16 ASSETS Non-current assets Property, plant and equipment 55.0 47.316%53.2 Goodwill 8.1 10.9-25%8.1 Other intangible assets 12.5 13.8-9%11.9 Shares in associated companies and joint ventures 75.1 0.6 Over 1,000%63.5 Other investments 0.4 0.40.4 Interest-bearing receivables1 39.1 34.6 Other receivables 2.9 0.5438%3.2 Deferred tax assets 55.4 42.929%54.2 Current assets Inventories 1,793.2 1,583.513%1,746.6 Trade and other receivables 215.6 213.31%241.8 Cash and cash equivalents 77.7 122.4-36%66.4 Total assets 2,335.0 2,035.415%2,284.0 EQUITY AND LIABILITIES Equity Share capital 149.2 149.2149.2 Other equity 420.3 361.416%414.6 Non-controlling interest 0.0 Equity total 569.5 510.712%563.9 Non-current liabilities Deferred tax liabilities 15.8 15.817.6 Pension liabilities 2.1 0.9124%2.1 Provisions 46.6 40.914%44.8 Borrowings 247.4 315.5-22%249.1 Other liabilities 73.9 11.7531%51.0 Current liabilities Advances received 488.9 412.119%473.9 Trade and other payables 436.5 346.726%399.6 Provisions 33.9 19.871%31.7 Borrowings 420.5 361.416%450.4 Liabilities total 1,765.5 1,524.716%1,720.1 Total equity and liabilities 2,335.0 2,035.415%2,284.0

2.4 Consolidated cash flow statement 26 | Interim Report January 1 – March 31, 2017 | EUR million1–3/171–3/16Change1–12/16 Net profit for the period 3.4 -1.0-7.1 Reversal of accrual-based items 16.9 12.338%69.8 Change in trade and other receivables 27.1 -16.3-76.3 Change in inventories -10.5 -20.3-49%-83.5 Change in current liabilities 35.8 5.9508%181.9 Change in working capital, total 52.4 -30.822.0 Cash flow of financial items -12.6 -2.7361%-39.5 Taxes paid -2.6 -1.576%-9.1 Net cash generated from operating activities 57.6 -23.735.9 Acquisition of subsidiaries and associated companies, net of cash -11.4 -64,5 Disposal of subsidiaries, associated companies and joint ventures -0.0 1.01.0 Cash outflow from investing activities -6.0 -3.0101%-19.1 Cash inflow from investing activities 0.6 0.6-5%3.3 Net cash used in investing activities -16.8 -1.3Over 1,000%-79.2 Operating cash flow after investments 40.8 -25.1-43.3 Change in loan receivables 1.0 -0.1-0.6 Change in current liabilities -31.6 -21.050%91.3 Proceeds from borrowings 50.050.0 Repayments of borrowings -1.8 -4.5-61%-131.4 Payments of financial leasing debts -0.0 -0.016%-0.0 Dividends paid -27.6 Net cash used in financing activities -32.4 24.4-18.4 Net change in cash and cash equivalents 8.4 -0.7-61.7 Cash and cash equivalents at the beginning of the period 66.4 122.2122.2 Change in the fair value of the cash equivalents 2.9 1.06.0 Cash and cash equivalents at the end of the period 77.7 122.466.4

2.5 Consolidated statement of changes in equity

EUR million	Share capital	Legal reserve	Translation differences	Fair value reserve	Treasury shares	Retained earnings	Total	Non-controlling interest	Equity total
	Equity attributable to equity holders of the parent company								
Equity on January 1, 2016	149.2	1.5	-260.2	-0.7	-8.3	641.4	523.0	0.1	523.1
Comprehensive income									
Profit for the period						-0.9	-0.9	-0.0	-1.0
Other comprehensive income:									
Cash flow hedges				0.1			0.1		0.1
- Deferred tax				-0.0			-0.0		-0.0
Translation differences			15.7				15.7		15.7
Comprehensive income, total			**15.7**	**0.1**		**-0.9**	**14.9**	**-0.0**	**14.9**
Transactions with owners									
Dividend distribution						-27.6	-27.6		-27.6
Share-based incentive schemes					-0.0	0.4	0.4		0.4
Transactions with owners, total					**-0.0**	**-27.2**	**-27.2**		**-27.2**
Equity on March 31, 2016	**149.2**	**1.5**	**-244.5**	**-0.6**	**-8.3**	**613.3**	**510.7**	**0.0**	**510.7**
Changes in equity April 1 – December 31			59.5	0.3		-6.6	53.2	-0.0	53.2
Equity on December 31, 2016	**149.2**	**1.5**	**-185.0**	**-0.3**	**-8.3**	**606.7**	**563.9**		**563.9**

EUR million	Share capital	Legal reserve	Translation differences	Fair value reserve	Treasury shares	Retained earnings	Total	Non-controlling interest	Equity total
	Equity attributable to equity holders of the parent company								
Equity on January 1, 2017	149.2	1.5	-185.0	-0.3	-8.3	606.7	563.9		563.9
Comprehensive income									
Profit for the period						3.4	3.4		3.4
Other comprehensive income:									
Cash flow hedges				0.1			0.1		0.1
- Deferred tax				-0.0			-0.0		-0.0
Translation differences			29.4				29.4		29.4
Comprehensive income, total			**29.4**	**0.1**		**3.4**	**33.0**		**33.0**
Transactions with owners									
Dividend distribution						-27.6	-27.6		-27.6
Share-based incentive schemes						0.4	0.4		0.4
Transactions with owners, total						**-27.3**	**-27.3**		**-27.3**
Equity on March 31, 2017	**149.2**	**1.5**	**-155.6**	**-0.2**	**-8.3**	**582.9**	**569.5**		**569.5**

27 | Interim Report January 1 – March 31, 2017 | YIT

3 NOTES, IFRS

3.1 Group figures by quarter

	1–3/17	10–12/16	7–9/16	4–6/16	1–3/16	10–12/15	7–9/15	4–6/15
Revenue, EUR million	452.2	525.0	419.3	396.4	337.6	511.6	363.8	462.9
Operating profit, EUR million	4.7	25.3	-20.9	6.6	6.7	28.4	1.5	24.6
% of revenue	1.0%	4.8%	-5.0%	1.7%	2.0%	5.5%	0.4%	5.3%
Financial income and expenses net, EUR million	-0.3	-3.6	-3.9	-4.9	-7.8	-7.0	-6.6	-2.1
Profit before taxes, EUR million	4.5	21.8	-24.8	1.8	-1.2	21.4	-5.1	22.5
% of revenue	1.0%	4.1%	-5.9%	0.4%	-0.3%	4.2%	-1.4%	4.9 %
Profit for the review period, attributable to equity holders of the parent company, EUR million	3.4	15.0	-22.6	1.4	-0.9	16.0	-4.0	18.1
Gross capital expenditures, EUR million	17.3	19.5	12.9	48.1	2.9	3.4	2.1	4.0
% of revenue	3.8%	3.7%	3.1%	12.1%	0.9%	0.7%	0.6%	0.9%

	3/17	12/16	9/16	6/16	3/16	12/15	9/15	6/15
Return on investment, from the last 12 months, %	1.5%	1.6%	1.8%	3.6%	4.9%	6.4%	6.6%	8.1 %
Equity ratio, %	31.1%	31.2%	30.1%	33.0%	31.5%	32.9%	33.1%	33.8 %
Net interest-bearing debt, EUR million	551.1	598.6	577.9	556.6	554.5	529.0	574.6	587.3
Gearing ratio, %	103.6%	112.3%	118.9%	104.8%	108.6%	101.1%	106.1%	98.7%
Unrecognised order backlog at the end of the period, EUR million	3,088.9	3,048.2	3,072.0	3,124.1	2,575.2	2,467.3	2,649.0	2,914.6
- of which activities outside Finland, EUR million	1,005.6	972.8	1,051.5	1,072.7	963.1	898.3	1,053.0	1,194.3
Personnel at the end of the period	5,407	5,261	5,282	5,632	5,276	5,340	5,574	5,847
Personnel, average from the beginning of the year	5,367	5,361	5,387	5,388	5,297	5,613	5,675	5,665
Balance sheet total, EUR million	2,335.0	2,284.0	2,219.2	2,108.4	2,035.4	1,966.6	2,062.1	2,210.3

3.2 Share related figures by quarter

	1–3/17	10–12/16	7–9/16	4–6/16	1–3/16	10–12/15	7–9/15	4–6/15
Earnings per share, undiluted, EUR	0.03	0.12	-0.18	0.01	-0.01	0.13	-0.03	0.14
Earnings per share, diluted, EUR	0.03	0.12	-0.18	0.01	-0.01	0.13	-0.03	0.14

	3/17	12/16	9/16	6/16	3/16	12/15	9/15	6/15
Average share price during the period[1], EUR	6.88	6.14	5.68	5.37	4.92	5.60	5.72	5.75
Share price at the end of the period, EUR	6.34	7.59	7.17	6.45	4.97	5.24	4.89	6.41
Weighted average number of shares outstanding, undiluted, 1,000 pcs	125,577	125,577	125,577	125,577	125,578	125,582	125,582	125,583
Weighted average number of shares outstanding, diluted, 1,000 pcs	127,366	127,366	127,366	127,366	127,367	126,773	126,773	126,774
Number of shares outstanding at the end of the period, 1,000 pcs	125,577	125,577	125,577	125,577	125,577	125,579	125,581	125,582
Market capitalisation at the end of the period, EUR million	796.2	953.1	900.4	810.0	624.1	658.0	614.1	805.0
Equity per share, EUR	4.54	4.49	4.09	4.23	4.07	4.16	4.31	4.73

[1]The calculation principle for average share price was changed from the beginning of 2016. The formula used is provided in the section 1.2 Definitions of key financial figures.

28 | Interim Report January 1 – March 31, 2017 | YIT

3.3 Adjustments to operating profit

Due to the new guidelines from the European Securities and Market Authority concerning alternative performance measures, the performance measure “operating profit excluding non-recurring items” is replaced with “adjusted operating profit”. The content of adjustments equals items previously disclosed as nonrecurring items and consist of material reorganization costs and impairment, among others. Adjusted operating profit is disclosed to improve comparability between reporting periods.

EUR million	1–3/17	1–3/16	1–12/16
Housing Finland and CEE			
Housing Russia			-27.0
Business Premises and Infrastructure			
Other items			
Group total			**-27.0**

In 2016 the operating profit of Housing Russia included a cost of EUR 27.0 million, of which EUR 18.0 million were related to the impairment of land plots and EUR 9.0 million cost related to four plots located in Moscow region so that their value relates to the current dialog with the authorities. Also EUR 2.4 million was allocated to impairment of goodwill in Russia.

Reconciliation of adjustments

EUR million	1–3/17	1–3/16	Change	1–12/16
Operating profit, IFRS	**4.7**	**6.7**	**-29 %**	**17.7**
Restructuring				
Impairment of land plots				18.0
Other expenses				6.6
Impairment of goodwill				2.4
Adjusted operating profit, IFRS	**4.7**	**6.7**	**-29 %**	**44.7**
IFRS adjustments	12.0	5.4		35.2
Adjusted operating profit, POC	**16.7**	**12.1**	**38 %**	**79.9**

3.4 Property, plant and equipment

EUR million	3/17	3/16	Change	12/16
Carrying value at the beginning of the period	53.2	47.3	12%	47.4
Translation difference	0.4	0.3	33%	1.1
Increase	4.4	2.2	100%	13.9
Decrease	-0.7	-0.2	181%	-4.2
Depreciation and value adjustments	-2.7	-2.3	18%	-10.6
Reclassifications	-0.2	0.0		5.6
Carrying value at the end of the period	**55.0**	**47.3**	**16%**	**53.2**

3.5 Inventories

EUR million	3/17	3/16	Change	12/16
Raw materials and consumables	5.8	6.3	-8%	6.3
Work in progress	945.9	791.0	20%	899.9
Land areas and plot owning companies	644.5	519.7	24%	620.7
Shares in completed housing and real estate companies	157.9	198.3	-20%	171.9
Advance payments	37.6	67.4	-44%	45.4
Other inventories	1.6	0.7	111%	2.4
Total inventories	**1,793.2**	**1,583.5**	**13%**	**1,746.6**

29 | Interim Report January 1 – March 31, 2017 | YIT

3.6 Financial risk management

The main financial risks include liquidity risk, credit risk and market risks, such as currency and interest rate risk, and their management is a part of the Group's treasury policy. The Board of Directors has approved the Corporate Treasury Policy. The Group Treasury is responsible for the practical implementation of the policy in association with the business units.

The Group's strategic financial targets guide the use and management of the Group's capital. Achieving the strategic targets is supported by maintaining an optimum Group capital structure. Capital structure is mainly influenced by controlling investments and the amount of working capital tied to business operations.

A more detailed account of financial risks has been published in the notes to the financial statements for the year 2016.

3.7 Borrowings and fair value

Borrowings which have different fair value and carrying value

EUR million	3/17 Carrying value	3/17 Fair value	12/16 Carrying value	12/16 Fair value
Non-current liabilities				
Bonds	149.6	154.9	149.5	152.4
Loans from credit institutions	5.4	4.7	5.4	4.7
Pension loans	58.9	55.4	60.4	56.4
Non-current liabilities, total	**213.9**	**215.0**	**215.6**	**213.5**

The fair values of bonds are based on the market price at the closing date. The fair values of other non-current loans are based on discounted cash flows. Discount rate is defined to be the rate YIT Group was to pay for equivalent external loans at the closing date. It consists of risk free market rate and company and maturity related risk premium 3.24-3.84% (3.07-4.24% on December 31, 2016) p.a.

Fair value estimation

Group measures the fair value measurement hierarchy as follows:

Level 1: The fair values of financial instruments are based on quoted prices in active markets. A market can be considered active if quoted prices are regularly available and the prices represent the actual value of the instrument in liquid trading.
Level 2: Financial instruments are not traded in active and liquid markets. The value of a financial instrument can be determined based on market value and potentially partially derived value measurement. If, however, the factors affecting the fair value of the instrument are available and observable, the instrument belongs to level 2.
Level 3: The valuation of a financial instrument is not based on observable market data, and other factors affecting the fair value of the instrument are not available and observable. The following table presents the Group's assets and liabilities that are measured at fair value and their levels. Following table presents the group's assets and liabilities that are measured at fair value and their levels.

Assets, EUR million	3/17 Level 1	3/17 Level 2	12/16 Level 1	12/16 Level 2
Available-for-sale investments	0.1		0.1	
Derivatives (hedge accounting not applied)		2.0		1.2
Total assets	**0.1**	**2.0**	**0.1**	**1.2**

Liabilities, EUR million	3/17 Level 1	3/17 Level 2	12/16 Level 1	12/16 Level 2
Derivatives (hedge accounting not applied)		6.7		10.6
Derivatives (hedge accounting applied)		0.3		0.4
Total liabilities		**7.0**		**11.0**

There were neither transfers between level 1 and 2 nor assets categorised at level 3.

30 | Interim Report January 1 – March 31, 2017 | YIT

3.8 Change in contingent liabilities and assets and commitments As a result of the partial demerger registered on June 30, 2013, YIT Corporation had secondary liability for guarantees transferred to Caverion Corporation, with a maximum total amount of on March 31, 2017 EUR 34.0 million (on March 31, 2016: EUR 42.7 million). 3.9 Transactions with associated companies and joint ventures 31 | Interim Report January 1 – March 31, 2017 | EUR million3/173/16Change12/16 Trade and other receivables 0.4 0.1152%13.2 EUR million1–3/171–3/16Change1–12/16 Sales 36.7 23.457%211.1 EUR million3/173/16Change12/16 Collateral given for own commitments Corporate mortgages Guarantees on behalf of its associated companies 5.0 5.05.0 Other commitments Repurchase and investment commitments 316.0 405.4-22%342.6 Operating leases 115.4 130.8-12%118.3 Rental guarantees for clients 5.8 7.4-21%3.9 Liability under derivative contracts Value of underlying instruments Interest rate derivatives 335.0 340.0-1%335.0 Foreign exchange derivatives 76.8 91.0-16%52.1 Fair value Interest rate derivatives -5.6 -9.2-39%-7.1 Foreign exchange derivatives 0.6 -6.3-110%-2.7 YIT Corporation’s guarantees on behalf of its subsidiaries 1,464.5 1,053.039%1,429.2

4 4.1 NOTES, SEGMENT REPORTING (POC) Consolidated income statement, segment reporting 32 | Interim Report January 1 – March 31, 2017 | EUR million1–3/171–3/16Change1–12/16 Revenue 479.2 362.432%1,783.6 of which activities outside Finland 111.7 85.431%467.5 Other operating income and expenses -459.2 -347.132%-1,713.5 Adjustments 24.6 Share of results of associated companies and joint ventures 0.2 -0.0-0.6 Adjusted EBITDA 20.2 15.332%94.0 Depreciation, amortisation and impairment -3.5 -3.210%-16.5 Adjustments 2.4 Adjusted operating profit 16.7 12.138%79.9 % of revenue 3.5% 3.3%4.5% Operating profit 16.7 12.138%52.9 Financial income and expenses -4.1 -12.8-68%-39.1 Profit before taxes 12.6 -0.813.8 % of revenue 2.6% -0.2%0.8% Income taxes -3.7 0.1-6.4 Profit for the review period 8.9 -0.67.4 Equity holders of the parent company 8.9 -0.67.4 Non-controlling interest 0.0 -0.0-100% Earnings per share, attributable to the equity holders of the parent company Undiluted, EUR 0.07 -0.000.06 Diluted, EUR 0.07 -0.000.06

4.2 Consolidated balance sheet, segment reporting

EUR million	3/17	3/16	Change	12/16
ASSETS				
Non-current assets				
Property, plant and equipment	55.0	47.3	16%	53.2
Goodwill	8.1	10.9	-25%	8.1
Other intangible assets	12.5	13.8	-9%	11.9
Shares in associated companies and joint ventures	75.1	0.6	Over 1,000 %	63.5
Other investments	0.4	0.4		0.4
Interest-bearing receivables	39.1			34.6
Other receivables	2.9	0.5	438%	3.2
Deferred tax assets	46.2	35.9	29%	45.1
Current assets				
Inventories	1,383.8	1,287.2	7%	1,365.5
Trade and other receivables	296.3	255.1	16%	320.0
Cash and cash equivalents	77.7	122.4	-36%	66.4
Total assets	**1,997.0**	**1,774.0**	**13%**	**1,971.9**
EQUITY AND LIABILITIES				
Equity				
Share capital	149.2	149.2		149.2
Other equity	467.1	387.6	21%	455.8
Non-controlling interest	0.0	0.1		
Equity total	**616.4**	**536.9**	**15%**	**605.0**
Non-current liabilities				
Deferred tax liabilities	16.1	14.5	11%	15.7
Pension liabilities	2.1	0.9	124%	2.1
Provisions	46.6	39.8	17%	44.8
Borrowings	247.4	315.5	-22%	249.1
Other liabilities	58.0	11.7	395%	51.0
Current liabilities				
Advances received	258.0	199.6	29%	249.4
Trade and other payables	439.7	346.6	27%	402.1
Provisions	33.9	20.3	67%	31.6
Borrowings	278.9	288.2	-3%	321.2
Liabilities total	**1,380.6**	**1,237.0**	**12%**	**1,366.9**
Total equity and liabilities	**1,997.0**	**1,774.0**	**13%**	**1,971.9**

4.3 Revenue by segments, segment reporting

EUR million	1–3/17	1–3/16	Change	1–12/16
Housing Finland and CEE	244.8	166.0	47%	727.9
Housing Russia	57.8	49.1	18%	267.9
Business Premises and Infrastructure	178.7	149.4	20%	797.4
Other items	-2.1	-2.1		-9.7
Revenue total, POC	479.2	362.4	32%	1,783.6
IFRS adjustment	-26.9	-24.8		-105.3
Revenue total, IFRS	452.2	337.6	34%	1,678.3

33 | Interim Report January 1 – March 31, 2017 | YIT

4.4 Segment information reconciliation Reconciliation of profit for the review period Reconciliation of earnings per share Reconciliation of EBITDA 34 | Interim Report January 1 – March 31, 2017 | EUR million1–3/171–3/16Change1–12/16 Operating profit, IFRS 4.7 6.7-29%17.7 IFRS adjustments -12.0 -5.4120%-35.2 Operating profit, POC 16.7 12.138%52.9 Amortisations, Depreciations and Impairments -3.5 -3.210%-16.5 EBITDA, POC 20.2 15.332%69.4 EUR1–3/171–3/16Change1–12/16 Earnings per share, attributable to the equity holders of the parent company Undiluted, POC 0.07 -0.000.06 IFRS adjustment -0.04 -0.00-0.12 Undiluted, IFRS 0.03 -0.01-0.06 Diluted, POC 0.07 -0.000.06 IFRS adjustment -0.04 -0.00-0.11 Diluted, IFRS 0.03 -0.01-0.06 EUR million1–3/171–3/16Change1–12/16 Operating profit, POC 16.7 12.138%52.9 Unallocated items: Financial income 0.5 0.2118%1.7 Foreign exchange differences, net 0.7 -3.0-9.2 Financial expenses -5.2 -10.0-48%-31.7 Financial income and expenses, total -4.1 -12.8-68%-39.1 Profit before taxes, POC 12.6 -0.813.8 Income taxes -3.7 0.1-6.4 Profit for the review period, POC 8.9 -0.67.4 Equity holders of the parent company 8.9 -0.67.4 Non-controlling interest -0.0-100% IFRS adjustments: Operating profit -12.0 -5.4120%-35.2 Financial income and expenses 3.8 5.0-24%19.0 Deferred taxes 2.7 0.1 Over 1,000%1.7 Profit for the review period, IFRS 3.4 -1.0-7.1 Equity holders of the parent company 3.4 -0.9-7.1 Non-controlling interest -0.0-100%

Reconciliation of capital employed

EUR million	3/17	3/16	Change	12/16
Housing Finland and CEE	397.3	442.0	-10%	453.5
Housing Russia	430.9	382.6	13%	405.1
Business Premises and Infrastructure	182.5	194.7	-6%	183.9
Other items	16.4	18.9	-13%	14.3
Capital employed allocated to segments total, POC	1,027.2	1,038.2	-1%	1,056.9
Unallocated items:				
Cash and cash equivalents	77.7	122.4	-36%	66.4
Non-current receivables	40.3	1.7	Over 1,000%	35.7
Tax related receivables and liabilities	31.7	28.1	13%	31.5
Periodisations of financial items	-6.6	-22.2	-70%	-15.1
Dividend liability	-27.6	-27.6		-0.0
Invested capital, group total, POC	1,142.7	1,140.6	0%	1,175.3
IFRS adjustments:				
Inventories	409.5	296.2	38%	381.1
Other current receivables	-80.7	-41.8	93%	-78.1
Deferred tax receivables and liabilities, net	9.6	5.7	68%	7.2
Other current and non-current liabilities	-243.7	-213.2	14%	-222.0
Invested capital group total, IFRS	1,237.4	1,187.6	1%	1 263.4

4.5 Group figures by quarter, segment reporting

Revenue by segments

EUR million	1–3/17	10–12/16	7–9/16	4–6/16	1–3/16	10–12/15	7–9/15	4–6/15
Housing Finland and CEE	244.8	210.0	167.0	184.8	166.0	220.8	165.8	207.6
Housing Russia	57.8	84.0	76.0	58.8	49.1	61.6	63.9	69.6
Business Premises and Infrastructure	178.7	222.4	203.1	222.5	149.4	188.5	164.1	141.0
Other items	-2.1	-2.8	-2.3	-2.4	-2.1	-2.4	-2.0	-2.1
Revenue total, POC	479.2	513.7	443.8	463.7	362.4	468.5	391.7	416.1
IFRS adjustment	-26.9	11.4	-24.5	-67.3	-24.8	43.1	-27.9	46.8
Revenue total, IFRS	452.2	525.0	419.3	396.4	337.6	511.6	363.8	462.9

Adjusted Operating profit by segments

EUR million	1–3/17	10–12/16	7–9/16	4–6/16	1–3/16	10–12/15	7–9/15	4–6/15
Housing Finland and CEE	19.4	18.4	12.9	15.8	12.9	13.4	12.3	16.2
Housing Russia	-1.8	2.8	0.7	-2.7	-3.1	0.7	1.7	2.3
Business Premises and Infrastructure	4.7	11.2	8.2	12.7	6.0	7.5	8.3	3.7
Other items	-5.6	-3.7	-2.7	-5.6	-3.7	-5.0	-2.0	-3.6
Adjusted operating profit total, POC	16.7	28.7	19.0	20.2	12.1	16.6	20.3	18.6
IFRS adjustment	-12.0	-3.3	-12.9	-13.5	-5.4	11.7	-8.5	6.1
Adjusted operating profit total, IFRS	4.7	25.3	6.1	6.6	6.7	28.4	11.8	24.6
Adjustments, total			-27.0				-10.4	
Operating profit total, IFRS	4.7	25.3	-20.9	6.6	6.7	28.4	1.5	24.6

35 | Interim Report January 1 – March 31, 2017 |

Adjusted Operating profit margin by segments

%	1–3/17	10–12/16	7–9/16	4–6/16	1–3/16	10–12/15	7–9/15	4–6/15
Housing Finland and CEE	7.9%	8.7%	7.7%	8.5%	7.7%	6.0%	7.4%	7.8%
Housing Russia	-3.1%	3.3%	0.9%	-4.6%	-6.3%	1.2%	2.7%	3.2%
Business Premises and Infrastructure	2.6%	5.0%	4.0%	5.7%	4.0%	4.0%	5.1%	2.6%
Group total, POC	3.5%	5.6%	4.3%	4.3%	3.3%	3.6%	5.2%	4.5%
Group total, IFRS	1.0%	4.8%	1.5%	1.7%	2.0%	5.5%	3.3%	5.3%

Key figures, segment reporting

	1–3/17	10–12/16	7–9/16	4–6/16	1–3/16	10–12/15	7–9/15	4–6/15
Profit before taxes, EUR million	12.6	21.3	-17.0	10.2	-0.8	6.1	-0.7	11.2
Profit for the review period, attributable to equity holders of the parent company, EUR million	8.9	16.1	-15.9	7.9	-0.6	4.6	-0.8	8.4
Earnings per share, undiluted, EUR	0.07	0.13	-0.13	0.06	-0.00	0.04	-0.01	0.07
Earnings per share, diluted, EUR	0.07	0.13	-0.13	0.06	-0.00	0.04	-0.01	0.07

	3/17	12/16	9/16	6/16	3/16	12/15	9/15	6/15
Equity per share, EUR	4.91	4.82	4.42	4.50	4.27	4.37	4.60	5.05
Invested capital, EUR million	1,142.7	1,175.3	1,130.7	1,102.9	1,140.6	1,131.5	1,195.6	1,308.0
Return on invested capital, from the last 12 months	5.2%	4.7%	3.6%	5.0%	4.7%	5.3%	5.1%	6.4%
Equity ratio	35.4%	35.1%	33.8%	36.4%	34.1%	35.5%	35.5%	36.0%
Net interest-bearing debt, EUR million	409.6	469.3	475.6	466.2	481.3	460.8	529.2	544.9
Gearing	72.8%	83.3%	91.8%	82.5%	89.6%	84.0%	91.5%	85.9%

Order backlog by segments

EUR million	3/17	12/16	9/16	6/16	3/16	12/15	9/15	6/15
Housing Finland and CEE	842.8	833.4	880.2	865.7	857.2	802.7	823.0	834.7
Housing Russia	474.6	463.4	451.1	495.6	508.7	508.5	599.1	740.4
Business Premises and Infrastructure	1,300.9	1,316.3	1,309.5	1,352.8	880.9	861.6	892.4	998.3
Order backlog total, POC	2,618.3	2,613.1	2,640.7	2,714.1	2,246.8	2,172.9	2,314.6	2,573.5
IFRS adjustment	470.6	435.2	431.3	410.1	328.4	294.4	334.4	341.1
Order backlog total, IFRS	3,088.9	3,048.2	3,072.0	3,124.1	2,575.2	2,467.3	2,649.0	2,914.6

36 | Interim Report January 1 – March 31, 2017 |

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